www.linkedin.com/in/kaylamaustin
(LinkedIn)

Top Skills

Fundraising
Commercials
Video Production

Kayla Austin

CEO at My Gun's Been Moved | Storyteller | Activist | Content Creator | Filmmaker | Photographer | Howard University Student | Teen Vogue 21 Under 21 Honoree
Greater Chicago Area

Summary

Kayla Austin is a student at Howard University, pursuing a major in television and film. Hailing from the Chicagoland area, Kayla's passion for creativity and innovation has propelled her on a remarkable journey of entrepreneurship, activism, and social change. With an insatiable drive for artistic expression, Kayla thrives as a creator, influencer, entrepreneur, filmmaker, and inventor.

Kayla's inventive spirit blossomed early on, in the past seven years, she has directed her energy towards combating the devastating issue of gun violence against children. Inspired by her involvement in the NAACP Jr. ACT-SO program, Kayla channeled her creative force to design and build a revolutionary device aimed at addressing this critical problem.

As the CEO and founder of "My Gun's Been Moved," Kayla spearheads a groundbreaking initiative that has garnered national recognition and support. Her approach represents a tangible solution in the fight against youth gun violence. Kayla's activism and creative endeavors have led her to assume the role of national spokesperson for "Shoot Film Not Guns," an integral part of the esteemed American Youth Film Festival.

Kayla's dedication to empowering young voices is exemplified by her work as an author. Her book and website, "How to Be a Teen Advocate," provides guidance to students across the country, enabling them to raise their voices on a multitude of pressing issues. She organized thought-provoking screenings and discussions centered around the movie "The Hate U Give," raising over $3200 to facilitate these transformative experiences for teens from both Chicagoland and Detroit.

Collaboration lies at the heart of Kayla's impact! She has worked with Reverend Jesse Jackson, The Rainbow Push Coalition, Victory Cathedral Worship Center, Black Ambition, Instagram, Jumpman, and Aveda.

Kayla's was named one of AT&T's 25 Dream in Black Rising Future Makers for their inaugural cohort. Moreover, the National Urban League identified her as a Future Black History Maker in 2022. Most recently, she was announced as a finalist for Pharrell Williams' prestigious Black Ambition Prize, solidifying her place among the brightest minds of her generation.

Overall, Kayla Austin is a force to be reckoned with—a young powerhouse driven to use her creative ideas and unwavering determination to create positive change in the world and uplift her community. Through her commitment to art, entrepreneurship, and activism, Kayla inspires others to embrace their passions and make a lasting impact on society.

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Experience

Howard Undergraduate Student Assembly
Director of Public Relations
June 2023 - Present (9 months)

My Gun's Been Moved
CEO and Founder
September 2022 - Present (1 year 6 months)

CHANEL
Public Relations Intern
June 2023 - August 2023 (3 months)
New York, United States

AT&T
Black Rising Future Maker
November 2021 - November 2022 (1 year 1 month)

Kayla was announced as a part of the inaugural class of the AT&T Dream In Black Rising Future Makers for her contributions to her community.

She was 1 of 25 HBCU students nationally recognized and awarded through the award winning AT&T campaign.

She continues to work with AT&T as a social media influencer.

Rocket Central
Producer Intern
May 2022 - August 2022 (4 months)
Detroit, Michigan, United States

Kayla was on sets, edited content, and aided in the production of video content and nationally televised commercials for Rocket Mortgage.

DreamWorks Animation
Dreamworks Animation HBCU LAUNCH Fellow
April 2022 - August 2022 (5 months)

Rock Central
University Recruiting Intern
May 2021 - August 2021 (4 months)
Detroit, Michigan, United States

BLACK GIRLS ROCK!
Mentee
July 2018 - July 2021 (3 years 1 month)

Education

Howard University
Media, Journalism, and Film Production · (2021 - 2025)

Cranbrook Schools
null, null · (2017 - 2021)